SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                  Sbarro, Inc.
           ----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
       ------------------------------------------------------------------
                         (Title of class of securities)

                                   805844-10-7
                           --------------------------
                                 (CUSIP Number)

Richard A. Rubin, Esq.               Arthur A. Katz, Esq.
Parker Chapin Flattau & Klimpl, LLP  Warshaw Burstein Cohen Schlesinger & Kuh, LLP
1211 Avenue of the Americas          555 Fifth Avenue
New York, New York 10036             New York, New York 10017
212-704-6000                         212-984-7700

--------------------------------------------------------------------------------
            (Person Authorized to Receive Notices and Communications)

                                  June 17, 1999
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

CUSIP NO.   805844 10 7                13D                    PAGE 2 OF 18 PAGES
            -----------


    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mario Sbarro, individually and as co-trustee of the Trust of Carmela Sbarro

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [X]
                                                                       (b)   [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS
             SC, BK, OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                              [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

      NUMBER OF           7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                1,911,396
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
---------------------     8     SHARED VOTING POWER

                                2,504,074

                          9     SOLE DISPOSITIVE POWER

                                1,911,396
                         10     SHARED DISPOSITIVE POWER

                                2,504,074
                      ----------------------------------------------------------

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,415,470 (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 7,855,656 shares)

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]


     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.1% (may be deemed beneficially own all shares beneficially owned by each member of the group, or 38.7%)

     14     TYPE OF REPORTING PERSON*
            IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.   805844 10 7                13D                    PAGE 3 OF 18 PAGES
            -----------


    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Anthony Sbarro


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [X]
                                                                       (b)   [ ]

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           SC, BK, OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                              [ ]


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

      NUMBER OF           7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                1,432,133
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
--------------------------------------------------------------------------------
                          8     SHARED VOTING POWER

                                         0

                          9     SOLE DISPOSITIVE POWER

                                1,432,133

                         10     SHARED DISPOSITIVE POWER

                                         0
                      ----------------------------------------------------------

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,432,133 (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 7,855,656 shares)

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.9% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 38.7%)

    14      TYPE OF REPORTING PERSON*
             IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.   805844 10 7                13D                    PAGE 4 OF 18 PAGES
            -----------

    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Joseph Sbarro

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [X]
                                                                       (b)   [ ]
    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           SC, BK, OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                              [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

      NUMBER OF           7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                2,007,913
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
---------------------
                          8     SHARED VOTING POWER

                                   0

                          9     SOLE DISPOSITIVE POWER

                                2,007,913

                         10     SHARED DISPOSITIVE POWER

                                   0
                      ----------------------------------------------------------

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,913 (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 7,855,656 shares)

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.7% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 38.7%)

    14      TYPE OF REPORTING PERSON*
            IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.   805844 10 7                13D                    PAGE 5 OF 18 PAGES
            -----------


    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Joseph Sbarro (1994) Family Limited Partnership

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [X]
                                                                       (b)   [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           SC, BK, OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                              [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK

      NUMBER OF           7     SOLE VOTING POWER
       SHARES                   609,000
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
---------------------
                          8     SHARED VOTING POWER

                                   0
                          9     SOLE DISPOSITIVE POWER

                                609,000
                         10     SHARED DISPOSITIVE POWER

                                   0
                      ----------------------------------------------------------

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 609,000 (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 7,855,656 shares)

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.0% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 38.7%)

    14      TYPE OF REPORTING PERSON*
            PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.   805844 10 7                13D                    PAGE 6 OF 18 PAGES
            -----------


     1     NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Franklin Montgomery, as co-trustee of the Trust of Carmela Sbarro


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [X]
                                                                       (b)   [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           SC, BK, OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                              [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

      NUMBER OF           7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                           0
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
---------------------
                          8     SHARED VOTING POWER

                                2,497,884

                          9     SOLE DISPOSITIVE POWER

                                           0
                         10     SHARED DISPOSITIVE POWER

                                2,497,884
                      ----------------------------------------------------------

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,497,844 (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 7,855,656 shares)

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.2% (may be deemed to beneficially own all shares beneficially owned by each member of the group, 38.7%)

    14      TYPE OF REPORTING PERSON*
            IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.   805844 10 7                13D                    PAGE 7 OF 18 PAGES
            -----------


    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Sbarro Merger LLC

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [X]
                                                                       (b)   [ ]
    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           SC, BK, OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                              [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK

      NUMBER OF           7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                           0
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
---------------------
                          8     SHARED VOTING POWER

                                           0
                          9     SOLE DISPOSITIVE POWER

                                           0
                         10     SHARED DISPOSITIVE POWER

                                           0
                      ----------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0 (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 7,855,516 shares)

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0% (may be deemed to beneficially own all shares beneficially owned by each member of the group, 38.7%)

    14      TYPE OF REPORTING PERSON*
            IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 805844 10 7                  13D                          Page 8 of 18


                                  INTRODUCTION

         This Amendment ("Amendment No. 4") is being filed jointly, pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended, by: (i) Mario Sbarro, individually and as co-trustee of the Trust of Carmela Sbarro, (ii) Anthony Sbarro, (iii) Joseph Sbarro, (iv) Joseph Sbarro
(1994) Family Limited Partnership (the "Partnership"), (v) Franklin Montgomery, as co-trustee of the Trust of Carmela Sbarro, and (vi) Sbarro Merger LLC ("Mergeco") to amend the Schedule 13D (the "Original Schedule 13D") filed by the Reporting Persons (other than the Partnership and Mergeco) on January 22, 1998, as amended by Amendment No. 1 thereto filed by the Reporting Persons (other than the Partnership and Mergeco) on June 24, 1998, Amendment No. 2 thereto filed by the Reporting Persons (other than the Partnership and Mergeco) on December 2, 1998 and Amendment No. 3 thereto filed by the Reporting Persons on January 22, 1999. The Original Schedule 13D, as heretofore amended, is referred to as the "Existing Schedule 13D". This Amendment No. 4, among other things, adds the Partnership and Mergeco as Reporting Persons.

         All terms used, but not defined, in this Amendment are as defined in the Existing Schedule 13D. The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

         The existing Schedule 13D is amended and restated in its entirety to read as follows:

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Sbarro, Inc., a New York corporation (the "Company"). The Company's principal executive office is at 401 Broadhollow Road, Melville, New York 11747.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed jointly pursuant to Rule 13d-1 (f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by: (i) Mario Sbarro individually and as co-trustee under that certain Trust Agreement dated April 28, 1984 for the benefit of Carmela Sbarro and her descendants (the "Trust of Carmela Sbarro"), (ii) Anthony Sbarro, (iii) Joseph Sbarro, (iv) Joseph Sbarro (1994) Family Limited Partnership (the "Partnership"), (v) Franklin Montgomery, as co-trustee of the Trust of Carmela Sbarro, and (vi) Sbarro Merger LLC (individually, a "Reporting Person" and, collectively, the "Reporting Persons").

         Information with respect to each Reporting Person is given solely by such Reporting Person. No Reporting Person has responsibility for the accuracy or completeness of the information supplied

CUSIP No. 805844 10 7                  13D                          Page 9 of 18

June 23, 1999by any other Reporting Person, and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only.

         The Reporting Persons may be deemed to constitute a "group" for the purposes of Rule 13d-3 of the Exchange Act.

         (b) The business address of each of Mario Sbarro, Anthony Sbarro and Joseph Sbarro is 401 Broadhollow Road, Melville, NY 11747. The principal business address of the Partnership is c/o Joseph Sbarro, 401 Broadhollow Road, Melville, New York 11747. The business address of Franklin Montgomery is 488 Madison Avenue, New York, New York 10022. The business address of Sbarro Merger LLC ("Mergeco") is c/o Mario Sbarro, 401 Broadhollow Road, Melville, New York 11747.

         (c) The principal occupation or employment of Mario Sbarro, Anthony Sbarro and Joseph Sbarro is as follows: (i) Mario Sbarro is the Chairman of the Board of Directors, Chief Executive Officer, President and a director of the Company; (ii) Anthony Sbarro is the Vice Chairman of the Board of Directors, Treasurer and a director of the Company; and (iii) Joseph Sbarro is Senior Executive Vice President, Secretary and a director of the Company. The Company is a leading operator and franchiser of family-style Italian restaurants. The address of the Company is 401 Broadhollow Road, Melville, NY 11747.

         The Partnership is a New York limited partnership formed to hold certain investments for the family of Joseph Sbarro. The Partnership's business address is c/o Joseph Sbarro, 401 Broadhollow Road, Melville, New York 11747. Joseph Sbarro is the sole general partner of the Partnership.

         Franklin Montgomery is an attorney in sole practice. His business address is 488 Madison Avenue, Suite 1100, New York, New York 10022.

         Mergeco, a New York limited liability company formed by the Reporting Persons to facilitate the Merger (as defined in Item 4), has no business or operations and will be merged with and into the Company, with the Company as the surviving corporation upon consummation of the Merger. Mergeco's business address is c/o Mario Sbarro, 401 Broadhollow Road, Melville, New York 11747. The members of Mergeco are Mario Sbarro, Joseph Sbarro, the Partnership, Anthony Sbarro and the Trust of Carmela Sbarro.

         (d) During the last five years, neither any Reporting Person nor the Company has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither any Reporting Person nor the Company has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future

CUSIP No. 805844 10 7                  13D                         Page 10 of 18

violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each of the Reporting Persons is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Each of the Reporting Persons (in the case of Franklin Montgomery, as a trustee of the Trust of Carmela Sbarro) has held the shares of Common Stock beneficially owned (excluding unexercised stock options referred to in Items 5 and 6 below) by such Reporting Person as reported herein for more than four years. No funds were involved in the formation of the group by the Reporting Persons.

         Approximately $408 million will be required to pay the aggregate Merger Consideration (as defined in Item 4) to shareholders of the Company (other than the Reporting Persons) and to holders of options to purchase shares of the Company's Common Stock (including Mario Sbarro, Anthony Sbarro and Joseph Sbarro) at the closing of the Merger (as defined in Item 4), as well as the anticipated fees and expenses of the contemplated transactions. It is anticipated that the sources of the required funds will be $138 million of the Company's cash and marketable securities and $300 million to be obtained through debt financing, including to fund the Company's ongoing working capital needs, including capital expenditures. The Reporting Persons have received a letter from Bear, Stearns & Co. Inc. ("Bear Stearns") that, subject to certain conditions, Bear Stearns is highly confident that the debt financing can be obtained. A copy of that letter is Exhibit 4 to this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         On January 12, 1998, Mario Sbarro, Joseph Sbarro, Anthony Sbarro and the Trust of Carmela Sbarro presented to the Company's Board of Directors a proposal for, subject to certain conditions, the merger of the Company with a company to be formed, pursuant to which the shareholders of the Company, other than the Reporting Persons, would receive $28.50 per share in cash for their shares. On June 17, 1998, negotiations regarding that proposal terminated. On November 25, 1998, the same persons made a similar offer pursuant to which the shareholders of the Company, other than the Reporting Persons, would receive $27.50 in cash for their shares. A copy of this proposal is Exhibit 2 to this Schedule. On January 19, 1999, the Company, Mergeco and the Reporting Persons entered into an Agreement and Plan of Merger with respect to such transaction (the "Merger Agreement"). On June 17, 1999, the Company, Mergeco and the Reporting Persons entered into an Amended and Restated Agreement Plan of Merger (the "Merger Agreement") to make certain non-economic and, except to extend the date after which either the Company or the Reporting Persons could terminate the transactions solely by reason of the Merger not having been consummated from June 30, 1999

CUSIP No. 805844 10 7                  13D                         Page 11 of 18

to August 31, 1999, non-substantive changes to the Merger Agreement, and restated the Merger Agreement as so amended (the "Restated Merger Agreement"). The following is a brief discussion of the Restated Merger Agreement and is qualified in its entirety by reference to the Restated Merger Agreement, a copy of which is Exhibit 3 to this Schedule.

         The Restated Merger Agreement provides for the merger of Mergeco with and into the Company (the "Merger"), with each outstanding share of Common Stock, other than shares held of record by Mergeco or the Reporting Persons or in the Company's treasury, to be converted into the right to receive $28.85 in cash (the "Merger Consideration"). The shares to be purchased comprise approximately 65.6% of the Company's 20,534,313 presently outstanding shares of Common Stock. In addition, all outstanding stock options, including those held by the Reporting Persons, will be terminated. For each such option, the holder thereof will be paid the difference between the Merger Consideration and the exercise price per share, multiplied by the total number of shares of Common Stock subject to such option.

         On January 19, 1999, the Merger Agreement was approved and adopted by the Board of Directors of the Company following the unanimous recommendation by a special committee of independent directors. Prudential Securities Incorporated, which has been acting as financial advisor to the special committee, rendered its opinion dated January 19, 1999 to the special committee that, as of the date of such opinion, the Merger Consideration is fair from a financial point of view to the public shareholders. On June 17, 1999, the changes to the Merger Agreement effected in the Restated Merger Agreement were approved by the Company's Board of Directors, following approval thereof by the special committee, and the Company's Board of Directors adopted the Restated Merger Agreement.

         The purpose of the Merger is for the Reporting Persons to acquire the Company through the Merger. The Restated Merger Agreement contains certain conditions to closing, including, among other things, (i) approval by a majority of the votes cast (excluding votes cast by the Reporting Persons, abstentions and broker non-votes) at a meeting of the Company's shareholders to be called to consider adoption of the Restated Merger Agreement, (ii) receipt of financing for the transactions contemplated by the Restated Merger Agreement, (iii) the continued suspension of dividends by the Company and (iv) the settlement of shareholder class action lawsuits that have been filed relating to the Merger.

         The Reporting Persons have received a letter from Bear Stearns that, subject to certain conditions, Bear Stearns is highly confident that the debt financing for the transaction can be obtained. A copy of that letter is annexed as Exhibit 4 to this Schedule 13D.

         A Memorandum of Understanding, which contemplates the Merger Consideration of $28.85, was entered into on January 19, 1999 with counsel to the plaintiffs in the shareholder class actions

CUSIP No. 805844 10 7                  13D                         Page 12 of 18

arising from the proposed Merger for the proposed settlement of such lawsuits and, on April 7, 1999, a Stipulation of Settlement was entered into with counsel to the plaintiffs in such litigation embodying (and superceding) the Memorandum of Understanding. The settlement is subject to, among other things, (i) certification of the lawsuits as a class action covering all record and beneficial owners of the Common Stock during the period beginning on November 25, 1998 through the effective time of the Merger (the "Class"), (ii) court approval of the settlement, and (iii) consummation of the Merger. It is a condition to Mergeco's obligation under the Restated Merger Agreement that holders of no more than an aggregate of 1,000,000 shares of Common Stock (approximately 4.9% of the Company's presently outstanding shares) request exclusion from the settlement. A hearing is scheduled to be held on June 29, 1999 to, among other things, determine whether the court should approve the settlement as fair, reasonable, adequate and in the best interest of the Class. A copy of the Stipulation of Settlement is annexed as Exhibit 5 to this Schedule.

         The proposed transactions would, if and when consummated, result in the Company's Common Stock ceasing to be authorized for listing on the New York Stock Exchange, Inc. and becoming eligible for termination of registration under
Section 12(g)(4) of the Exchange Act.

         Except as described above, no Reporting Person has any present plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure, (vii) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act and, therefore, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of all of the shares beneficially owned by each member of the group, or an aggregate of 7,855,656 shares of Common Stock of the Company, representing, based on the 20,534,313 shares of Common Stock which were

CUSIP No. 805844 10 7                  13D                         Page 13 of 18

issued and outstanding on June 15, 1999 and the portion of options to purchase shares of Common Stock held by the Reporting Persons which were then exercisable or become exercisable within 60 days after such date, approximately 38.7% of the total of the outstanding shares of the Company's Common Stock and such portion of such options.

         Mario Sbarro may be deemed to be the beneficial owner of 4,415,470 (21.1%) of the issued and outstanding shares of Common Stock.

         Anthony Sbarro is the beneficial owner of 1,432,133 (6.9%) of the issued and outstanding shares of Common Stock.

         Joseph Sbarro may be deemed to be the beneficial owner of 2,007,913 (9.7%) of the issued and outstanding shares of Common Stock.

         The Partnership is the beneficial owner of 609,000 (3.0%) of the issued and outstanding shares of Common Stock.

         Franklin Montgomery, as co-trustee of the Trust of Carmela Sbarro, may be deemed to be the beneficial owner of 2,497,884 (12.2%) of the issued and outstanding shares of Common Stock.

         Mergeco is not presently the beneficial owner of any shares of Common Stock.

         (b) The following table sets forth information as to shares of Common Stock as to which each Reporting Person individually has sole or shared power to vote or to direct the disposition at June 15, 1999:


                                               Shares with              Shares with
                                              Sole Power to           Shared Power to                    Total
                                                 Vote and                Vote and                   ------------------
                                            Direct Disposition      Direct Disposition              Shares          %
                                            ------------------      ------------------              ------        ----
Mario Sbarro                                  1,911,396 (1)           2,504,074 (2)               4,415,770 (1)   21.1
Anthony Sbarro                                1,432,133 (3)                   -                   1,432,133 (3)    6.9
Joseph Sbarro                                 2,007,913 (4)                   -                   2,007,913 (4)    9.7
Joseph Sbarro (1994) Family Limited
  Partnership                                   609,000 (5)                   -                     609,000 (5)    3.0
Franklin Montgomery, as co-trustee                                                                2,497,884 (5)
  of the Trust of Carmela Sbarro                      -               2,497,884 (5)                               12.2
Sbarro Merger LLC                                     0                       -                              0       -
--------------------


CUSIP No. 805844 10 7                  13D                         Page 14 of 18

(1) Includes 386,666 shares which are not outstanding but which are subject to issuance upon exercise of the portion of options held by Mario Sbarro that are presently exercisable or exercisable within 60 days of June 15, 1999.

(2) Includes (i) 5,450 shares of Common Stock held by a charitable foundation supported by Mario Sbarro and his wife, of which Mario Sbarro, his wife and another director of the Company are directors,
         (ii) 2,497,884 shares of Common Stock held by the Trust of Carmela Sbarro, of which Mario Sbarro is one of two trustees and (iii) 740 shares of Common Stock owned by the wife of Mario Sbarro. The reporting of these shares should not be construed as an admission that Mario Sbarro is, for purposes of Section 13 of the Exchange Act or otherwise, the beneficial owner of these shares.

(3) Includes 198,333 shares of Common Stock which are not outstanding but are subject to issuance upon exercise of the portion of options held by Anthony Sbarro that are presently exercisable or exercisable within 60 days of June 15, 1999.

(4) Includes (i) 199,999 shares of Common Stock which are not outstanding but which are subject to issuance upon exercise of the portion of options held by Joseph Sbarro that are presently exercisable or exercisable within 60 days of June 15, 1999 and (ii) 609,000 shares of Common Stock owned by the Partnership, of which Joseph Sbarro is the sole general partner. The reporting of such 609,000 shares should not be construed as an admission that Joseph Sbarro is, for purposes of
         Section 13 of the Exchange Act or otherwise, the beneficial owner of all of these shares.

(5) Joseph Sbarro is the sole general partner of the Partnership. These shares are also included in the shares that may be deemed to be beneficially owned by Joseph Sbarro reflected above.

(6) Represents shares of Common Stock owned by the Trust of Carmela Sbarro, of which Mr. Montgomery is one of the two trustees. Mario Sbarro is the other trustee and these shares also are included in the shares that may be deemed to be beneficially owned by Mario Sbarro as reflected above.

         (c) No Reporting Person has engaged in any transaction in the Company's Common Stock since sixty (60) days prior to the date of the Original Schedule 13D, except that (i) on December 1, 1998, Mario Sbarro made gifts aggregating 7,400 shares to his children and their spouses and (ii) certain stock options held by Mario, Anthony and Joseph Sbarro under the Company's stock option plans have, as described in Item 6, vested in accordance with their terms.

CUSIP No. 805844 10 7                  13D                         Page 15 of 18

         (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Company beneficially owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  To the knowledge of each Reporting Person on the date hereof, no Reporting Person has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities issued by the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies, except:

                  (a) The Reporting Persons have agreed, in the Restated Merger Agreement, (i) to vote at the shareholders meeting to be held to consider the Merger all 7,064,357 shares of outstanding Common Stock owned of record by them for adoption of the Merger Agreement but only if at least a majority of the votes cast (excluding votes cast by the Reporting Persons, abstentions and broker non-votes) are cast in favor of adoption of the Restated Merger Agreement, (ii) not to grant a proxy to vote any of their shares other than to another Reporting Person or to persons identified in a proxy card distributed on behalf of the Company's Board of Directors to vote such shares in the manner provided in (i), and (iii) not to sell, transfer or otherwise dispose of any of their shares (other than transfers to other Reporting Persons or any family members of Mario Sbarro, Anthony Sbarro or Joseph Sbarro or trusts for their benefit or such family members), which shares may be so transferred only if, among other things, the transferee agrees in writing to be bound by the terms of the foregoing agreements.

                  (b) Mario Sbarro holds options to purchase (1) 150,000 shares of Common Stock at an exercise price of $20.67 per share granted to him on May 30, 1990 by action of the Board of Directors and approved by the shareholders of the Company, which option is presently exercisable in full and expires on May 29, 2000; (ii) 120,000 shares of Common Stock at an exercise price of $27.08 per share granted to him on December 28, 1993 under the Company's 1991 Stock Incentive Plan (the "1991 Plan"), which option is presently exercisable in full and expires on December 27, 2003; (iii) 100,000 shares of Common Stock at an exercise price of $24.75 per share granted to him on August 20, 1996 under the 1991 Plan, which option is exercisable as to one-third of the number of shares of Common Stock subject to the option annually, on a cumulative basis, commencing on August 20, 1998 and expires on August 19, 2006; (iv) 100,000 shares of Common Stock at an exercise price of $25.125 per share granted to him on February 19, 1997 under the 1991 Plan, which option is exercisable as to one-third of the number of shares of Common Stock subject to the option annually, on a cumulative basis, commencing February 19, 1999 and expires on February 18, 2007; and (v) 150,000 shares of Common Stock at an exercise price of $28.875 granted to him on May 21,

CUSIP No. 805844 10 7                  13D                         Page 16 of 18

1997 under the 1991 Plan, which option becomes exercisable as to one-third of the number of shares of Common Stock subject to the option annually, on a cumulative basis, commencing February 19, 1999 and expires on May 20, 2007.

                  (c) Anthony Sbarro holds options to purchase (i) 75,000 shares of Common Stock at an exercise price of $20.67 per share granted to him on May 30, 1990 by action of the Board of Directors and approved by shareholders of the Company, which option is presently exercisable in full and expires on May 29, 2000; (ii) 90,000 shares of Common Stock at an exercise price of $27.08 per share granted to him on December 28, 1993 under the 1991 Plan, which option is presently exercisable in full and expires on December 27, 2000 and (iii) 100,000 shares of Common Stock at an exercise price of $25.125 per share granted to him on February 19, 1997 under the 1991 Plan, which option becomes exercisable as to one-third of the number of shares subject to the option annually, on a cumulative basis, commencing February 19, 1999 and expires on February 18, 2007.

                  (d) Joseph Sbarro holds options to purchase (i) 75,000 shares of Common Stock at an exercise price of $20.67 per share granted to him on May 30, 1990 by action of the Board of Directors and approved by the shareholders of the Company, which option is presently exercisable in full and expires on May 29, 2000; (ii) 75,000 shares of Common Stock at an exercise price of $27.08 per share granted to him on December 28, 1993 under the 1991 Plan, which option is presently exercisable in full and expires on December 27, 2000; (iii) 50,000 shares of Common Stock at an exercise price of $24.75 per share granted to him on August 20, 1996 under the 1991 Plan, which option is exercisable as to one-third of the number of shares subject to the option annually, on a cumulative basis, commencing on August 20, 1998 and expires on August 19, 2006; and (iv) 100,000 shares of Common Stock at an exercise price of $25.125 per share granted to him on February 19, 1997 under the 1991 Plan, which option becomes exercisable as to one-third of the number of shares subject to the option annually, on a cumulative basis, commencing February 19, 1999 and expires on February 18, 2007.

CUSIP No. 805844 10 7                  13D                         Page 17 of 18


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Exhibit                    Description
         -------                    -----------

         1. Joint Filing Agreement dated as of June 22, 1999 among Mario Sbarro, Anthony Sbarro, Joseph Sbarro and Franklin Montgomery, as trustee of the Trust of Carmela Sbarro and Mergeco.

         2. Proposal dated November 25, 1998 on behalf of the Reporting Persons to the Board of Directors of the Company.

         3. Amended and Restated Agreement and Plan of Merger dated as of January 19, 1999 among the Company and the Reporting Persons. (Incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K dated (date of earliest event reported) June 17, 1999, File No. 1-8881)

         4. Letter dated as of January 19, 1999 from Bear Stearns & Co. Inc. to the Reporting Persons. (Incorporated by reference to Exhibit 99.02 to the Company's Current Report on Form 8-K dated (date of earliest event reported) June 17, 1999, File No.
                           1-8881)

         5. Stipulation of Settlement dated April 7, 1999 among counsel to the plaintiffs and counsel to the defendants in the various class action lawsuits instituted by certain shareholders of the Company. (Incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K dated (date of earliest event reported) June 17, 1999, File No. 1-8881)

CUSIP No. 805844 10 7                  13D                         Page 18 of 18




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 23, 1999



                         /s/ Mario Sbarro
       ----------------------------------------------------------
                           Mario Sbarro

                        /s/ Joseph Sbarro
       ----------------------------------------------------------
                          Joseph Sbarro

         Joseph Sbarro (1994) Family Limited Partnership

By:                     /s/ Joseph Sbarro
       ----------------------------------------------------------
                  Joseph Sbarro, General Partner

                        /s/ Anthony Sbarro
       ----------------------------------------------------------
                          Anthony Sbarro

                     /s/ Franklin Montgomery
       ----------------------------------------------------------
                       Franklin Montgomery
           as co-trustee of the Trust of Carmela Sbarro

                        Sbarro Merger LLC

By:                      /s/ Mario Sbarro
       ----------------------------------------------------------
                       Mario Sbarro, Member

                                  EXHIBIT INDEX


Exhibit
Number            Description
-------           -----------

     1. Joint Filing Agreement dated as of June 22, 1999 among Mario Sbarro, Anthony Sbarro, Joseph Sbarro and Franklin Montgomery, as trustee of the Trust of Carmela Sbarro and Mergeco.

     2. Proposal dated November 25, 1998 on behalf of the Reporting Persons to the Board of Directors of the Company.

     3. Amended and Restated Agreement and Plan of Merger dated as of January 19, 1999 among the Company and the Reporting Persons. (Incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K dated (date of earliest event reported) June 17, 1999, File No. 1-8881)

     4.           Letter dated as of January 19, 1999 from Bear Stearns & Co.
                  Inc. to the Reporting Persons. (Incorporated by reference to Exhibit 99.02 to the Company's Current Report on Form 8-K dated (date of earliest event reported) June 17, 1999, File No.
                  1-8881)

     5. Stipulation of Settlement dated April 7, 1999 among counsel to the plaintiffs and counsel to the defendants in the various class action lawsuits instituted by certain shareholders of the Company. (Incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K dated (date of earliest event reported) June 17, 1999, File No. 1-8881)